NOBLE CORPORATION
13135 South Dairy Ashford, Suite 800
Sugar Land, Texas 77478
Telephone: (281) 276-6100
Fax: (281) 276-6336
December 19, 2007
Memorandum
         for
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Noble Corporation Form 10-K for the Fiscal Year Ended December 31, 2006 Filed February 28, 2007 Commission File No. 001-31306
This memorandum sets forth the responses of Noble Corporation (the “Company”) to the comments provided by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in its comment letter dated November 30, 2007 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K (File No. 001-31306) for the year ended December 31, 2006, filed on February 28, 2007 (the “Form 10-K”). For your convenience, we have repeated below each comment of the Staff as set forth in the Comment Letter and provided our response to each such comment. Capitalized terms used in this memorandum and not defined have the meanings given to them in the Form 10-K.
Form 10-K for fiscal year ended December 31, 2006
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
1.	In this section, you sometimes refer to two or more factors that contributed to material changes over the reported periods. Revise to quantify the amount of the changes contributed by each of the factors or events that you identify as they relate to revenues, operating expenses and other income or expenses. Instead of simply using the term “primarily” to describe changes, quantify the amount of the change that is attributable to the primary source you identify. See Section III.D of SEC Release 33-6835 (May 18, 1989). For example, provide more detail at page 22 regarding the various components that accounted for the $68.4 million balance of the increase in international contract drilling services expenses from 2005 to 2006.

Response: In the Form 10-K, the Company attempted to quantify amounts of changes contributed by various factors or events as they related to revenues, operating expenses and other income or expenses based on the Company’s assessment of the materiality of such amounts to the Company’s financial statements. The Company’s assessment took into account both qualitative and quantitative factors. The Company acknowledges, however, that it could provide more detailed information relating to some of such factors or events when such information would further an investor’s understanding of the Company and its financial position and performance. The Company does not believe, however, that its Form 10-K omitted any material information or that an amendment of the Form 10-K to reflect the suggested revisions would provide material information to investors. Therefore, the Company respectfully proposes that the Form 10-K not be amended, but that in the future in situations where the Company concludes that making more detailed disclosure in the nature identified by the Staff would materially further an investor’s understanding of the Company and its financial position or performance, the Company would make such disclosure in filings with the Commission.

Although, as stated above, the Company does not believe that changing the disclosure identified by the Staff under Operating Costs and Expenses on page 22 of the Form 10-K would provide additional material information to investors, by way of example, the Company proposes to modify the disclosure cited by the staff in future filings to read in its entirety as follows:
“The balance of the increase, $68.4 million, resulted from higher costs of fleet insurance of $18.6 million, higher compensation of $42.6 million, which includes retention programs designed to retain key rig and operations personnel, higher repair and maintenance costs, and higher agency fees in those countries where we retain agents who are compensated based on a percentage of revenues.”
Definitive Proxy Statement filed March 14, 2007
Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.
Response: In response to the Staff’s comments, we will comply with the following comments in future filings with the Commission consistent with our responses below.
Transactions with Related Persons, page 9
Policies and Procedures Relating to Transactions with Related Persons, page 10
2.	Please describe the policies and procedures for the review, approval or ratification of transactions with related persons that are reportable under Item 404(b) of Regulation S-K. The description must include the material features of these policies and procedures that are necessary to understand them.

Response: The Company undertakes to modify its disclosure describing the policies and procedures relating to transactions with related persons in future Commission filings to address the Staff’s comment. The Company received clarification of the Staff’s comment in a telephone conference on December 12, 2007. Based on such clarification, we believe that the following disclosure, which would replace the first two sentences in the second paragraph under the “Transactions with Related Persons — Policies and Procedures Relating to Transactions with Related Persons” section on page 10 of the Company’s definitive proxy statement filed with the Commission on March 14, 2007 (the “Proxy Statement”), would satisfy this Staff comment:
“Our code of business conduct and ethics provides that conflicts of interest are prohibited as a matter of Company policy. Under such code of business conduct and ethics, any employee, officer or director who becomes aware of a conflict, potential conflict or an uncertainty as to whether a conflict exists should bring the matter to the attention of a supervisor, manager or other appropriate personnel. The Company’s Board and its senior management review all reported relationships and transactions in which the Company and any director, officer or family member of a director or officer are participants to determine whether an actual or potential conflict of interest exists. The Company’s Board may approve or ratify any such relationship or transaction if the Board determines that such relationship or transaction is in the best interests (or not inconsistent with the best interests) of the Company and its members (shareholders).”
3.	Also, identify any transactions required to be reported pursuant to Item 404(a) of Regulation S-K where the policies and procedures did not require review, approval or ratification or where such policies and procedures were not followed. Finally, to the extent that no such procedures or policies were in place at the time of the referenced transactions, revise to make this clear. See Item 404(b) of Regulation S-K.

Response: We confirm that there were no transactions required to be reported in the Proxy Statement pursuant to Item 404(a) of Regulation S-K where the Company’s policies and procedures did not require review, approval or ratification or where such policies and procedures were not followed. Furthermore, no such transactions occurred at a time when no such policies or procedures were in place.
Executive Compensation, page 12
Compensation Discussion and Analysis, page 12
4.	We direct you to Release 8732A, Section II.B.1. As noted therein, the compensation discussion and analysis should be sufficiently precise to identify material differences in the amount and type of compensation awarded to individual executive officers. For example, include enhanced analysis regarding the variance in base salary, non-equity incentive plan awards, and long-term incentive compensation in the form of restricted stock awards and options granted during fiscal year 2006 to Messrs. Day and Jackson compared to all other named executive officers during fiscal year 2006.

Response: We confirm that any material differences in the types of compensation awarded to the named executive officers during fiscal year 2006 were disclosed in the Proxy Statement. On page 16 of the Proxy Statement, under the subheading “2006 Short Term Incentives”, we disclosed that one year of service as of the close of the 2006 STIP plan year was required in order for a named executive officer to be eligible for consideration of a bonus under the STIP for the 2006 plan year. Each of our named executive officers satisfied this requirement and received STIP awards, except for Mr. Mitchell who joined the Company in November 2006. Mr. Mitchell did not receive an award pursuant to the STIP. See footnotes 1, 3 and 8 to the Summary Compensation Table on pages 22 and 23 of the Proxy Statement.

As described on page 19 of the Proxy Statement, the other material difference in the type of compensation awarded to named executive officers relates to participation in the Noble Drilling Corporation Profit Sharing Plan (“Profit Sharing Plan”) and the Noble Drilling Corporation Salaried Employees’ Retirement Plan (“Retirement Plan”). The Profit Sharing Plan excluded as participants any employee hired prior to August 1, 2004 (Mr. Day, Mr. Jackson, Ms. Robertson and Mr. Campbell). The Retirement Plan excluded as participants employees hired on or after August 1, 2004 (Mr. Mitchell and Mr. Busmire). We confirm that except as disclosed in the Proxy Statement, there were no material differences in the type of compensation awarded during fiscal year 2006 to the named executive officers.

We respectfully direct the Staff’s attention to the information provided under the “Compensation Program Overview” section on pages 14-15 of the Proxy Statement, which we believe addresses the Staff’s comment regarding identification of material differences in the amount of compensation awarded to named executive officers. As described, in order to attract, retain and motivate qualified executives, the Company attempts to structure its compensation programs to be competitive with other employers who may hire executives from the same talent pool. Therefore, the Company benchmarks certain compensation components against a percentile or range of percentiles of the Direct and Broad Energy Peer Groups. As discussed on pages 14 and 15 of the Proxy Statement, the amounts of compensation awarded to the Company’s named executive officers vary from one another because the Company establishes the compensation for each named executive officer based on a comparison to individuals holding similar positions in the Broad Energy Peer Group or individuals in comparably ranked positions in the Direct Peer Group.

5.	Please disclose how the compensation committee determined the number of stock options and time-vested restricted ordinary shares granted to your named executive officers during the relevant fiscal year.

Response: The Company undertakes to disclose in future Commission filings the methodology by which the compensation committee determines the number of stock options granted or time-vested restricted ordinary shares awarded to named executive officers.

As described on page 15 of the Proxy Statement, long-term incentive award levels for 2006 were set to correspond generally with the Direct and Broad Energy Peer Groups’ 75th percentile level. As further described on page 17 of the Proxy Statement, awards and grants of long-term incentives to named executive officers were made so that approximately one-third of the total value of all long-term incentives were made in the form of each of the three elements of the long-term incentive program: nonqualified stock options, time-vested restricted ordinary shares, and performance-vested restricted ordinary shares. The values allocated to time-vested restricted ordinary shares and nonqualified stock options, as applicable, were then used to calculate the number of time-vested restricted ordinary shares that were awarded or nonqualified stock options that were granted.

The determination by the compensation committee of the number of stock options granted and time-vested restricted ordinary shares awarded to named executive officers for fiscal years after 2006 may involve a different methodology from that used in prior periods. The Company undertakes to make the type of disclosure identified by the Staff in this comment in future filings with the Commission in order to describe any such methodology.

6.	Please disclose how the compensation committee determined each element of compensation to be paid to each newly hired named executive officer in connection with such officer’s hiring. For example, you did not disclose how the compensation committee determined to grant to Mr. Mitchell, effective on the date that he commenced employment, 40,000 shares of time-vested restricted shares and 40,000 stock options. In addition, you did not disclose how the compensation committee determined to grant Mr. Mitchell a discretionary bonus of $100,000 outside of the Noble Corporation Short Term Incentive Plan.

Response: We believe that the following disclosure would have satisfied this Staff comment, and the Company undertakes to include similar disclosures in future Commission filings where appropriate in order to describe how the compensation committee determines each element of compensation to be paid to any newly hired named executive officer in connection with such officer’s hiring:
“The base salary and equity-based long-term incentives awarded to Mr. Mitchell, who joined the Company in November 2006, reflect the results of direct negotiations with him at the time he was recruited and hired, and his background and level of experience. In determining Mr. Mitchell’s compensation, the compensation committee consulted with Hewitt [defined on page 13 of the Proxy Statement as the independent management and compensation consulting firm retained by the compensation committee], who provided market information for newly hired executives with backgrounds and experience comparable to that of Mr. Mitchell.
Although Mr. Mitchell was not eligible to participate in the STIP for the 2006 plan year since he did not fulfill the requisite one-year service period, the compensation committee awarded a $100,000 discretionary bonus to Mr. Mitchell, which approximates what Mr. Mitchell would have received had he been eligible to participate in the STIP as of the close of the plan year. The compensation committee awarded this bonus to Mr. Mitchell based on internal equity within the Company and the compensation committee’s belief as to his potential contributions to the Company’s success.”

The Company further notes that the STIP for the 2007 plan year does not require a minimum of one year of service to be eligible for consideration of a bonus. See the Company’s Current Report on Form 8-K dated April 25, 2007.
7.	Explain in plain terms how the various formulas work. For example, it is not evident how you determined that for 2006, “the combined weighted percentage of goal achievement resulted in an applicable multiplier of 1.75.”

Response: We respectfully direct the Staff’s attention to the description of the applicable formulas as set forth in the fourth paragraph under the subheading “2006 Short-Term Incentives” on page 16 of the Proxy Statement. We acknowledge that readers of the disclosure cannot calculate the applicable STIP multiplier for 2006 without disclosure of the specific adjustment factors realized in 2006. However, we believe that making additional detailed disclosure of such factors for the three performance criteria — safety, earnings per share, and return on capital employed — would make the overall disclosure unnecessarily complex and would not further the goal of making the disclosure more understandable to shareholders. As a result, we remain of the view that providing more detail as to how the applicable multiplier for 2006 of 1.75 was determined would not be material disclosure of meaningful benefit to investors.

In order to satisfy this Staff comment, we could attempt to explain the multiplier by modifying the first sentence of the sixth paragraph under the subheading “2006 Short-Term Incentives” on page 17 of the Proxy Statement to read in its entirety as follows:
“For the 2006 plan year, the combined weighted percentage of goal achievement resulted in an applicable multiplier of 1.75, which was calculated by first determining a combined weighted percentage of goal achievement as follows:
0.5 [one-half attributable to corporate goals] x
((0.4 [safety results] x 1.25 [adjustment factor for performance relative to industry average]) +
(0.3 [earnings per share] x 1.50 [adjustment factor for performance relative to budget]) +
(0.3 [return on capital employed] x 1.75 [adjustment factor for performance relative to Dow Jones Oil Drilling, Equipment & Services Index]))
      plus
0.5 [one-half attributable to division goals] x
((0.4 [safety results] x 1.25 [adjustment factor for performance relative to industry average]) +

(0.3 [earnings per share] x 1.50 [adjustment factor for performance relative to weighted average performance of the divisions relative to budget]) +
(0.3 [return on capital employed] x 1.75 [adjustment factor for performance relative to weighted average performance of the divisions relative to budget]))
      equals
a combined weighted adjustment factor of 1.475 or a combined weighted percentage of goal achievement of 147.5%.
For the 2006 plan year, a combined weighted percentage of goal achievement of 147.5% corresponds to an applicable multiplier of 1.75.”
On balance, we believe that such a detailed, complex and formulaic disclosure would not enhance the quality of our disclosure regarding the STIP.
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The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the Staff’s consideration and approval of the undersigned’s request to provide this response by December 21, 2007.
If you have any questions or would like any additional information, please contact the undersigned at the address, telephone and fax number listed above.

Very truly yours,
/s/ Robert D. Campbell
Robert D. Campbell
Senior Vice President and General Counsel Noble Corporation

Cc:	Mr. William A. Sears, Chairman, Chief Executive Officer and President Mr. Timothy Levenberg Ms. Laura Nicholson